Exhibit 99.1

May 2005

Description of eLoyalty Corporation
Vice President Compensation Program

          On February 25, 2002, the Compensation Committee of the Board of Directors of eLoyalty Corporation approved, and the entire Board of Directors subsequently ratified, a new Vice President Compensation Program (the “VP Compensation Program”) for eLoyalty’s Vice Presidents, including those who had held the title of Senior Vice President prior to the Company’s elimination of that title, also in February 2002. All executive officers of the Company, other than the Chief Executive Officer, are Vice Presidents and participants in the VP Compensation Program.

          On May 11, 2005, the Compensation Committee amended the VP Compensation Program. The following is a description of the VP Compensation Program, as amended.

          The VP Compensation Program establishes ten compensation tiers for eLoyalty Vice Presidents. Each such tier has associated with it a target annual cash compensation amount (consisting of an annual base salary component and a target annual bonus component) and a target equity position in eLoyalty that is the same for each Vice President within the tier. The target equity position includes all equity granted by eLoyalty to the Vice President in his or her capacity as an eLoyalty employee, whether in the form of Common Stock or the right to receive future grants of Common Stock or options to purchase Common Stock. The program permits supplemental equity grants to be made in the discretion of the Compensation Committee.

          Under the VP Compensation Program, bonus targets established by the Compensation Committee will be funded based on overall eLoyalty performance. For each participant, bonuses will be paid based on individual performance against predetermined personal and team goals. The VP Compensation Program includes limitations on the funding of cash bonus pools for Vice Presidents, including limits relating to eLoyalty profitability, requiring that all non-Vice President bonus pools be fully funded before the funding of any Vice President bonus pool begins, and requiring that bonus pools for Vice Presidents in higher compensation tiers be funded at a substantially slower rate than the funding of bonus pools for Vice Presidents in lower compensation tiers. Where established goals are not reached, these elements decrease the likelihood of cash bonuses being paid to Vice Presidents as a group and decrease the likelihood that any cash bonuses paid to Vice Presidents will reach their targeted amounts. In addition, those Vice Presidents placed in higher compensation tiers, presumably those most capable of influencing eLoyalty’s performance, are those least likely to have their cash bonuses fully funded in the absence of overall strong performance.

          For periods prior to May 2005, equity targets under the VP Compensation Program were funded through grants of restricted stock that vest either ratably over five years (for Vice Presidents at the time the program was adopted) or ratably over four years commencing on the anniversary of the grant date (for newly hired or promoted Vice Presidents). Beginning in May 2005, the standard restricted stock grant procedure for new participants in the program will be modified such that the participant be scheduled to receive the grant one year following commencement of employment or promotion to Vice President, as the case may be, with restrictions lapsing immediately on 20% of the grant, with the restrictions lapsing on the balance of the grant quarterly over a 16 quarter period.

          Non-U.S. Vice Presidents receive an installment stock award that provides for the issuance, in the aggregate, of the same number of shares of Common Stock as would have been issued to them as restricted stock had they been U.S. employees, in quarterly installments corresponding to the vesting of the restricted stock grants.

          Shares granted under the VP Compensation Plan are and will continue to be issued under one of eLoyalty’s stock incentive plans.